PETROSONIC ENERGY, INC.

April 5, 2013

VIA EDGAR

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Re:	Petrosonic Energy, Inc.

Form 10-K for the Transition Period from

November 1, 2011 to December 31, 2011

Filed October 11, 2012

File No. 000-53881

Dear Mr. Reynolds:

On March 31, 2013, Petrosonic Energy, Inc. (the "Company") asked for, and received, an extension of time, to April 5, 2013, to respond to the comments relating to the Company’s Exchange Act filings. The Company has completed the revisions to the various discussions in the amendment to the Form 10-K/T, other than the financial statements. The Company has been working with its auditor to address the comments to the financial statements, but does not expect this process to be complete before the week of April 15, 2013. The Company respectfully requests an extension of an additional 10 business days, to April 19, 2013, to respond to the comments and file the amendment to the Form 10-K/T which was originally filed on October 11, 2012. The Company fully expects to be able to file the amendment and respond to the comments within this time frame.

Thank you for your consideration. Please contact the Company's legal counsel, Kevin Friedmann, Esq. of Richardson & Patel, LLP, at (212) 561-5559, or by email to kfriedmann@richardsonpatel.com, should you wish to discuss this request.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Richard Raisig
Richard Raisig, Chief Financial Officer